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EXHIBIT 11

MARKWEST HYDROCARBON, INC.
COMPUTATION OF EARNINGS PER COMMON SHARE
(in thousands, except per share data)

Quarter Ended March 31, 2002
Net income	$175
Weighted average number of outstanding shares of common stock	8,515
Basic earnings per share	$0.02

Net income	$175
Weighted average number of outstanding shares of common stock	8,515
Dilutive stock options	13

8,528
Earnings per share assuming dilution	$0.02

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  EXHIBIT 11
MARKWEST HYDROCARBON, INC. COMPUTATION OF EARNINGS PER COMMON SHARE (in thousands, except per share data)